UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 15, 2018

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 October 2018

Release Number	18/18

Copper Update – Additional interest in SolGold

BHP has entered into a share subscription agreement with SolGold Plc (SolGold) under which SolGold will issue 100 million shares to BHP.

SolGold is the majority owner and operator of the Cascabel porphyry copper-gold project in Ecuador.

BHP President Minerals Americas, Danny Malchuk said “Ecuador is a highly prospective region for the next generation of copper supply. This additional investment in SolGold strengthens our strategic position in the Cascabel copper exploration project, and is consistent with BHP’s strategy to replenish our copper resource base and grow the business.”

Following completion of the private placement by SolGold, which is expected to occur on 19 October 2018, BHP’s interest in SolGold would increase from 6.01 per cent to 11.2 per cent.

BHP has agreed to pay 45 pence per SolGold share, which represents a 32 per cent premium to the 20 day volume-weighted average London Stock Exchange price of 34 pence per share as determined on 15 October 2018.

Further Information – Share subscription agreement

Under the share subscription agreement, BHP has the right to nominate one director to the SolGold board. BHP also has anti-dilution rights for a two year period to allow it to preserve its shareholding at 10 per cent.

Subject to certain exceptions, BHP has agreed not to acquire further shares in SolGold for a period of two years without SolGold’s consent.

For a period of two years, BHP has agreed to support proposed change of control transactions relating to, and capital raising up to a limit by SolGold, provided these actions have the support of 60 per cent of SolGold’s shareholders. During this period, BHP will also support proposals by the SolGold board to appoint or remove a director.

Further information on BHP can be found at bhp.com

[1]	As at 4 September 2018, BHP held a 6.1 per cent interest in SolGold, which has been diluted to 6.0 per cent as at 12 October 2018 as a result of the exercise of options by third parties.

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Gabrielle Notley

Tel: +61 3 9609 3830 Mobile: +61 4 1107 1715

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: + 61 499 249 005

United Kingdom and South Africa

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South, 160 Victoria Street

London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	October 15, 2018	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary